

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   September 12, 2017

Ray Ruiping Zhang
Chief Executive Officer
eHi Car Services Limited
Unit 12/F, Building No. 5, Guosheng Center
388 Daduhe Road
Shanghai, 200062
People's Republic of China

> **Re: eHi Car Services Limited**
> **Registration Statement on Form F-3**
> **Filed September 6, 2017**
> **File No. 333-220367**

Dear Mr. Zhang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julie Griffith at 202-551-3267 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure